UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Date of Report:  March 5, 2010
Commission file number 1- 33198
TEEKAY OFFSHORE PARTNERS L.P.
(Exact name of Registrant as specified in its charter)
4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑      Form 40- F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).
Yes ☐       No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).
Yes ☐       No ☑

TEEKAY OFFSHORE PARTNERS L.P. 4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda
EARNINGS RELEASE
TEEKAY OFFSHORE PARTNERS
REPORTS FOURTH QUARTER AND ANNUAL RESULTS
Highlights
•	Generated distributable cash flow of $18.2 million in the fourth quarter of 2009, up from $13.4 million in the third quarter of 2009.

•	Declared and paid cash distribution of $0.45 per unit for the fourth quarter of 2009.
Hamilton, Bermuda, March 4, 2010 — Teekay Offshore GP LLC, the general partner of Teekay Offshore Partners L.P. (Teekay Offshore or the Partnership) (NYSE: TOO), today reported the Partnership’s results for the quarter and year ended December 31, 2009. During the fourth quarter of 2009, the Partnership generated distributable cash flow(1) of $18.2 million, an increase from $13.4 million in the previous quarter, primarily as a result of the acquisition of the Petrojarl Varg floating production, storage and offloading (FPSO) unit on September 10, 2009.
On January 27, 2010, the Partnership declared a cash distribution of $0.45 per unit for the quarter ended December 31, 2009. The cash distribution was paid on February 12, 2010, to all unitholders of record on February 5, 2010.
“2009 was a challenging year operationally for Teekay Offshore Partners,” commented Peter Evensen, Chief Executive Officer of Teekay Offshore GP L.L.C. “Distributable cash flow from our shuttle tanker segment was weaker than expected because of lower revenues caused primarily by new oil fields coming on line later than planned and higher operating expenses. We moved aggressively to manage costs and in the fourth quarter, distributable cashflow rebounded from the depressed levels of the second and third quarter as shuttle tanker operating expenses began to reduce and we completed the acquisition of the Petrojarl Varg FPSO. In 2010, we expect higher cashflows from both the existing shuttle tanker fleet as we continue to improve profitability and the Petrojarl Varg FPSO because of higher oil production.”
Teekay Offshore’s Fleet
The following table summarizes Teekay Offshore’s fleet as of February 28, 2010, including vessels owned by Teekay Offshore Operating L.P. (or OPCO), of which the Partnership owns a 51 percent interest:

	Number of Vessels
	Owned		Chartered-in
	Vessels		Vessels	Total
Shuttle Tanker Segment	28	*	7	35
Conventional Tanker Segment	11		—	11
FSO Segment	5		—	5
FPSO Segment	1		—	1

Total	45		7	52

*
Includes five shuttle tankers in which OPCO’s ownership interest is 50%, three shuttle tankers in which OPCO’s ownership is 67% and one shuttle tanker in which Teekay Offshore’s direct ownership interest is 50%.

OPCO’s fleet includes 33 shuttle tankers (including seven chartered-in vessels), four FSO units, nine conventional oil tankers and two lightering vessels.

(1)
Distributable cash flow is a non-GAAP financial measure used by certain investors to measure the financial performance of the Partnership and other master limited partnerships. Please see Appendix B for a reconciliation of this non-GAAP measure to the most directly comparable financial measure under United States generally accepted accounting principles (GAAP).

- more -

Future Growth Opportunities
Pursuant to an Omnibus Agreement that Teekay Offshore entered into in connection with its initial public offering in December 2006, Teekay Corporation (Teekay) is obligated to offer to the Partnership its interest in certain shuttle tankers, floating storage and sffloading (FSO) units and FPSO units and joint ventures it may acquire in the future, provided the vessels are servicing contracts in excess of three years in length. Teekay Offshore also may acquire additional limited partner interests in OPCO or other vessels that Teekay may offer the Partnership from time to time in the future. Teekay currently owns 49 percent of OPCO and Teekay Offshore owns the remaining 51 percent, including a general partner interest.
Shuttle Tankers
Teekay has ordered four Aframax shuttle tanker newbuildings that are scheduled to deliver in 2010 and 2011, for a total cost of approximately $480 million. Pursuant to the Omnibus Agreement, Teekay is obligated to offer its interest in these vessels to Teekay Offshore within 365 days of the delivery of the vessels, provided the vessels are servicing time-charter contracts or contracts of affreightment in excess of three years.
FSO Unit
In December 2009, Teekay completed the conversion of one of its existing shuttle tankers to a FSO unit and the unit commenced operations in the Qatar offshore region under a 7.5 year fixed-rate charter (excluding a 1.5 year extension option) with a major oil company. Under the Omnibus Agreement, Teekay is obligated to offer its interest in this FSO project to the Partnership within 365 days after the commencement of the charter.
FPSO Units
Teekay Petrojarl, a wholly-owned subsidiary of Teekay, owns three units operating in the North Sea and operates for the Partnership the Petrojarl Varg FPSO, which the Partnership purchased from Teekay Petrojarl in September 2009 for $320 million. In addition, Teekay directly owns one FPSO unit operating in Brazil. Pursuant to existing agreements, the Partnership may acquire Teekay Petrojarl’s other FPSO units that are servicing contracts in excess of three years in length.
Teekay’s Remaining Interest in OPCO
Teekay may offer to Teekay Offshore additional limited partner interests in OPCO. Teekay currently owns 49 percent of OPCO and Teekay Offshore owns the remaining 51 percent, including a general partner interest.
- more -

Financial Summary
The Partnership reported adjusted net income attributable to the partners(1) (as detailed in Appendix A to this release) of $14.7 million for the quarter ended December 31, 2009, compared to $8.4 million for the quarter ended September 30, 2009. Adjusted net income attributable to the partners excludes a number of specific items that had the net effect of increasing net income by $12.0 million and decreasing net income by $21.8 million for the quarters ended December 31 and September 30, 2009, respectively, as detailed in Appendix A. Including these items, the Partnership reported, on a GAAP basis, net income attributable to the partners of $26.7 million (as detailed in Appendix A to this release) for the fourth quarter of 2009, compared to a net loss of $13.4 million(2) in the previous quarter. Net voyage revenues(3) for the fourth quarter of 2009 increased to $178.8 million from $175.1 million in the previous quarter.
The Partnership reported adjusted net income attributable to the partners(1) (as detailed in Appendix A to this release) of $37.6 million for the year ended December 31, 2009, compared to $34.5 million for the year ended December 31, 2008. Adjusted net income attributable to the partners excludes a number of specific items that had the net effect of increasing net income by $26.1 million and decreasing net income by $53.5 million for the years ended December 31, 2009 and 2008, respectively, as detailed in Appendix A. Including these items, the Partnership reported, on a GAAP basis, net income attributable to the partners of $63.7 million (as detailed in Appendix A to this release) for the year ended December 31, 2009, compared to a net loss of $19.0 million(2). Net voyage revenues(3) for the year ended December 31, 2009 decreased to $710.8 million from $743.9 million in the previous year.
For accounting purposes, the Partnership is required to recognize, through the consolidated statements of income (loss), changes in the fair value of certain derivative instruments as unrealized gains or losses, through the consolidated statements of income (loss). This revaluation does not affect the economics of any hedging transactions or have any impact on the Partnership’s actual cash flows or the calculation of its distributable cash flow.
In accordance with GAAP, business acquisitions of entities under common control that have begun operations are required to be accounted for in a manner whereby the Partnership’s financial statements are retroactively adjusted to include the historical results of the acquired vessels from the date the vessels were originally under the control of Teekay. Accordingly, the Partnership has recast its historical financial results to include the results of the Petrojarl Varg FPSO for the periods prior to its September 10, 2009 acquisition, which pre-acquisition results are referred to in this release as the Dropdown Predecessor.

(1)
Adjusted net income attributable to the partners is a non-GAAP financial measure. Please refer to Appendix A included in this release for a reconciliation of this non-GAAP measure to the most directly comparable financial measure under GAAP and information about specific items affecting net income which are typically excluded by securities analysts in their published estimates of the Partnership’s financial results.

(2)
Commencing in 2009 and applied retroactively, the Partnership’s net income (loss) is presented including non-controlling interest on the Consolidated Statements of Income (Loss). Net income (loss) attributable to partners represents the net income (loss) attributable to the limited partners and general partner of Teekay Offshore.

(3)
Net voyage revenues represents voyage revenues less voyage expenses, which comprise all expenses relating to certain voyages, including bunker fuel expenses, port fees, canal tolls and brokerage commissions. Net voyage revenues is a non-GAAP financial measure used by certain investors to measure the financial performance of shipping companies. Please see the Partnership’s web site at www.teekayoffshore.com for a reconciliation of this non-GAAP measure as used in this release to the most directly comparable GAAP financial measure.

- more -

Operating Results
The following table highlights certain financial information for Teekay Offshore’s four main segments: the shuttle tanker segment, the conventional tanker segment, the FSO segment, and the FPSO segment (please refer to the “Teekay Offshore Fleet” section of this release above and Appendix C for further details).

	Three Months Ended
	December 31, 2009

	(unaudited)
	Shuttle	Conventional
	Tanker	Tanker	FSO	FPSO
(in thousands of U.S. dollars)	Segment	Segment	Segment	Segment(3)	Total
Net voyage revenues	109,197	26,461	16,121	26,996	178,775
Vessel operating expenses(1)	34,741	5,961	7,614	13,326	61,642
Time-charter hire expense	28,141	—	—	—	28,141
Depreciation and amortization	28,003	5,876	5,472	5,633	44,984
Cash flow from vessel operations(2)	35,142	18,671	7,764	11,653	73,230

	Three Months Ended
	September 30, 2009

	(unaudited)
	Shuttle	Conventional
	Tanker	Tanker	FSO	FPSO
(in thousands of U.S. dollars)	Segment	Segment	Segment	Segment(3)	Total
Net voyage revenues	110,313	24,799	14,509	25,525	175,146
Vessel operating expenses(1)	31,751	6,210	6,876	10,020	54,857
Time-charter hire expense	27,772	—	—	—	27,772
Depreciation and amortization	23,670	6,208	5,470	5,633	40,981
Cash flow from vessel operations(2)	37,092	17,465	6,741	3,398	64,696

(1)
Commencing in 2009 and applied retroactively, the gains and losses related to non-designated derivative instruments have been reclassified to a separate line item in the Consolidated Statements of Income (Loss) and are no longer included in the amounts above.

(2)
Cash flow from vessel operations represents income from vessel operations before depreciation and amortization expense and amortization of deferred gains, and includes the realized gains (losses) on the settlements of foreign currency exchange forward contracts. Cash flow from vessel operations is a non-GAAP financial measure used by certain investors to measure the financial performance of shipping companies. Please see the Partnership’s web site at www.teekayoffshore.com for a reconciliation of this non-GAAP measure as used in this release to the most directly comparable GAAP financial measure.

(3)
Cash flow from vessel operations for the FPSO segment reflects only the cash flow generated by the Petrojarl Varg FPSO subsequent to its acquisition by the Partnership on September 10, 2009. Results for the Petrojarl Varg FPSO for the periods prior to its acquisition by the Partnership when it was owned and operated by Teekay are referred to as the Dropdown Predecessor.

Shuttle Tanker Segment
Cash flow from vessel operations from the Partnership’s shuttle tanker segment decreased to $35.1 million for the fourth quarter of 2009, compared to $37.1 million for the previous quarter, primarily due to increases in repairs and maintenance expenses and restructuring costs, and a decrease in net voyage revenues due to increased offhire and drydock days.
- more -

Conventional Tanker Segment
Cash flow from vessel operations from the Partnership’s conventional tanker segment increased to $18.7 million in the fourth quarter of 2009 from $17.5 million in the third quarter of 2009, primarily due to a decrease in drydock days.
FSO Segment
Cash flow from vessel operations from the Partnership’s FSO segment increased to $7.8 million in the fourth quarter of 2009 from $6.7 million in the third quarter of 2009, primarily due to a scheduled drydocking in the third quarter.
FPSO Segment
Cash flow from vessel operations from the Partnership’s FPSO segment increased to $11.7 million for the fourth quarter of 2009 from $3.4 million for the third quarter of 2009 as a result of the Partnership’s acquisition of the Petrojarl Varg FPSO on September 10, 2009. The results for the full fourth quarter included higher operating expenses primarily due to certain repairs and maintenance activities completed during the quarter and higher general and administrative costs, partially offset by higher revenues due to increased oil production (the Petrojarl Varg contract includes an upside tariff component based on the volume of oil produced).
Liquidity
As of December 31, 2009, the Partnership had total liquidity of $285.7 million, which consisted of $101.7 million in cash and cash equivalents and $184.0 million in undrawn revolving credit facilities.
About Teekay Offshore Partners L.P.
Teekay Offshore Partners L.P., a publicly-traded master limited partnership formed by Teekay Corporation (NYSE: TK), is an international provider of marine transportation, production and storage services to the offshore oil industry. Teekay Offshore owns a 51 percent interest in and controls Teekay Offshore Operating L.P., a Marshall Islands limited partnership with a fleet of 33 shuttle tankers (including seven chartered-in vessels), four FSO units, nine conventional oil tankers and two lightering vessels. In addition, Teekay Offshore has direct ownership interests in two shuttle tankers, one FSO unit, and one FPSO unit. Teekay Offshore also has rights to participate in certain other FPSO and FSO opportunities of Teekay Corporation.
Teekay Offshore’s common units trade on the New York Stock Exchange under the symbol “TOO”.
For Investor Relations enquiries contact:
Kent Alekson
Tel: +1 (604) 609-6442
For Media enquiries contact:
Alana Duffy
Tel: +1 (604) 844-6605
Web site: www.teekayoffshore.com
- more -

TEEKAY OFFSHORE PARTNERS L.P.
SUMMARY CONSOLIDATED STATEMENTS OF INCOME (LOSS)
(in thousands of U.S. dollars, except unit data)

	Three Months Ended			Twelve Months Ended
	December 31,	September 30,	December 31,	December 31,	December 31,
	2009	2009	2008	2009	2008
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)

VOYAGE REVENUES	213,396	204,509	240,492	821,856	968,908

OPERATING EXPENSES

Voyage expenses	34,621	29,363	51,293	111,026	225,029
Vessel operating expenses(1)	61,642	54,857	58,237	233,261	224,235
Time-charter hire expense	28,141	27,772	34,852	117,202	132,234
Depreciation and amortization	44,984	40,981	40,669	166,350	158,533
General and administrative(1)	15,876	13,820	19,880	58,016	69,519
Goodwill impairment charge	—	—	127,403	—	127,403
Restructuring charge(2)	955	371	—	5,008	—

	186,219	167,164	332,334	690,863	936,953

Income from vessel operations	27,177	37,345	(91,842)	130,993	31,955

OTHER ITEMS
Interest expense	(9,787)	(9,147)	(21,480)	(43,319)	(85,169)
Interest income	138	141	892	1,236	4,157
Realized and unrealized gain (loss) on derivative instruments (3)	15,844	(37,302)	(155,763)	53,560	(188,782)
Foreign exchange gain (loss) (1)	1,837	(4,359)	5,088	(6,151)	4,293
Income tax recovery (expense)	14,290	(20,234)	27,523	(12,638)	62,344
Other income — net	1,863	2,068	2,493	8,918	11,929

Net income (loss)	51,362	(31,488)	(233,089)	132,599	(159,273)

Net income (loss) attributable to:
Non-controlling interests (4)	24,659	(12,560)	(30,947)	57,490	10,863
Dropdown Predecessor(5)	—	(5,551)	(151,407)	11,378	(151,169)
Partners	26,703	(13,377)	(50,735)	63,731	(18,967)
Limited partners’ units outstanding:
Weighted-average number of common units outstanding — Basic and diluted	27,900,000	25,056,250	20,425,000	23,476,438	15,461,202
Weighted-average number of subordinated units outstanding — Basic and diluted	9,800,000	9,800,000	9,800,000	9,800,000	9,800,000
Weighted-average number of total units outstanding - Basic and diluted	37,700,000	34,856,250	30,225,000	33,276,438	25,261,202
- more -

(1)
The Partnership has entered into foreign exchange forward contracts, which are economic hedges for certain vessel operating expenses and general and administrative expenses. Certain of these forward contracts have been designated as cash flow hedges pursuant to GAAP. Unrealized gains and losses arising from hedge ineffectiveness from such forward contracts, including forward contracts relating to the Dropdown Predecessor (see Note 5 below), are reflected in vessel operating expenses, general and administrative expenses, and foreign exchange gains (losses) in the above Consolidated Statements of Income (Loss) as detailed in the table below:

	Three Months Ended			Twelve Months Ended
	December 31,	September 30,	December 31,	December 31,	December 31,
	2009	2009	2008	2009	2008

Vessel operating expenses	(379)	1,404	(444)	2,492	831
General and administrative	(101)	1,382	(2,017)	3,383	(1,385)
Foreign exchange loss	—	—	—	—	8

(2)
Restructuring charges were incurred in connection with the re-flagging of certain of the Partnership’s vessels, which are expected to result in lower future crewing costs. The Partnership expects to incur an additional $0.1 million in similar restructuring charges in the first quarter of 2010.

(3)
Commencing in 2009 and applied retroactively, the realized and unrealized gains and losses related to derivative instruments that are not designated as hedges for accounting purposes, including non-designated derivatives relating to the Dropdown Predecessor, have been reclassified to a separate line item in the Consolidated Statements of Income (Loss). The realized gains (losses) relate to the amounts the Partnership actually paid or received to settle such derivative instruments and the unrealized gains (losses) relate to the change in fair value of such derivative instruments as detailed in the table below:

	Three Months Ended			Twelve Months Ended
	December 31,	September 30,	December 31,	December 31,	December 31,
	2009	2009	2008	2009	2008

Realized (losses) gains relating to:
Interest rate swaps	(11,925)	(12,743)	(5,911)	(46,546)	(19,663)
Foreign currency forward contract	(125)	(93)	(443)	(4,196)	1,972

	(12,050)	(12,836)	(6,354)	(50,742)	(17,691)

Unrealized gains (losses) relating to:
Interest rate swaps	28,202	(24,942)	(145,965)	99,740	(163,291)
Foreign currency forward contracts	(308)	476	(3,444)	4,562	(7,800)

	27,894	(24,466)	(149,409)	104,302	(171,091)

Total realized and unrealized gains (losses) on non-designated derivative instruments	15,844	(37,302)	(155,763)	53,560	(188,782)

(4)	Commencing in 2009 and applied retroactively, net income (loss) includes the net income (loss) attributable to non-controlling interests.

(5)
Results for the Petrojarl Varg FPSO for the periods prior to its acquisition on September 10, 2009 by the Partnership when it was owned and operated by Teekay Corporation, are referred to as the Dropdown Predecessor.

- more -

TEEKAY OFFSHORE PARTNERS L.P.
SUMMARY CONSOLIDATED BALANCE SHEETS
(in thousands of U.S. dollars)

	As at	As at	As at
	December 31, 2009	September 30, 2009	December 31, 2008(1)
	(unaudited)	(unaudited)	(unaudited)
ASSETS
Cash and cash equivalents	101,747	143,746	132,348
Other current assets	146,777	124,710	114,071
Vessels and equipment	1,917,248	1,952,912	2,028,150
Other assets	58,041	58,955	74,438
Intangible assets	36,885	39,164	46,004
Goodwill	127,113	127,113	127,113

Total Assets	2,387,811	2,446,600	2,522,124

LIABILITIES AND EQUITY
Accounts payable and accrued liabilities	73,698	74,898	65,529
Other current liabilities	39,876	38,387	29,734
Current portion of long-term debt	108,159	77,322	125,503
Current portion of derivative instruments	31,852	31,203	66,135
Long-term debt	1,627,455	1,694,116	1,711,711
Other long-term liabilities	73,247	114,736	212,319
Equity:
Non-controlling interest	219,692	211,508	201,383
Partners’ equity(1)	213,832	204,430	109,810

Total Liabilities and Equity	2,387,811	2,446,600	2,522,124

(1)
In accordance with GAAP, the balance sheet at December 31, 2008 includes the Dropdown Predecessor for the Petrojarl Varg FPSO, which was acquired by the Partnership on September 10, 2009, to reflect ownership of the vessel from the time it was acquired by Teekay Corporation on October 1, 2006.

- more -

TEEKAY OFFSHORE PARTNERS L.P.
SUMMARY CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands of U.S. dollars)

	Twelve Months Ended
	December 31,
	2009(1)	2008(1)
	(unaudited)	(unaudited)
Cash and cash equivalents provided by (used for)
OPERATING ACTIVITIES
Net operating cash flow	168,213	205,011

FINANCING ACTIVITIES
Proceeds from issuance of long-term debt	279,575	259,261
Scheduled repayments of long-term debt	(34,948)	(73,331)
Prepayments of long-term debt	(426,090)	(138,085)
Net advances to affiliates	—	(46,544)
Prepayments of joint venture partner advances	(21,532)	—
Joint venture partner advances	477	17,485
Net proceeds from equity offering	104,127	210,645
Equity contribution from joint venture partner	4,772	5,200
Contribution of capital from Teekay Corporation to Dropdown Predecessor relating to Petrojarl Varg	110,386	73,062
Purchase of Petrojarl Varg from Teekay Corporation	(100,000)	—
Distribution to Teekay Corporation relating to purchase of SPT Explorer L.L.C. and SPT Navigator L.L.C.	—	(16,661)
Excess of purchase price over the contributed basis of a 25% interest in Teekay Offshore Operating L.P.	—	(91,562)
Cash distributions paid by the Partnership	(60,452)	(42,226)
Cash distributions paid by subsidiaries to non-controlling interest	(61,065)	(71,976)
Other	(5,089)	(1,500)

Net financing cash flow	(209,839)	83,768

INVESTING ACTIVITIES
Expenditures for vessels and equipment	(11,365)	(57,858)
Purchase of 35% of Petrojarl Varg by Teekay Corporation	—	(134,183)
Investment in direct financing lease assets	(579)	(536)
Direct financing lease payments received	22,969	22,352
Purchase of 25% interest in Teekay Offshore Operating L.P.	—	(115,066)

Net investing cash flow	11,025	(285,291)

(Decrease) increase in cash and cash equivalents	(30,601)	3,488
Cash and cash equivalents, beginning of the year	132,348	128,860

Cash and cash equivalents, end of the year	101,747	132,348

(1)
In accordance with GAAP, the Consolidated Statements of Cash Flows includes the cash flows relating to the Dropdown Predecessor for the Petrojarl Varg FPSO, for the period from October 1, 2006 to September 10, 2009, when the vessel was under the common control of Teekay Corporation, but prior to its acquisition by the Partnership.

- more -

TEEKAY OFFSHORE PARTNERS L.P.
APPENDIX A — SPECIFIC ITEMS AFFECTING NET INCOME
(in thousands of U.S. dollars)
Set forth below is a reconciliation of the Partnership’s unaudited adjusted net income (loss) attributable to the partners, a non-GAAP financial measure, to net income as determined in accordance with GAAP, adjusted for some of the significant items of income and expense that affected the Partnership’s net income (loss) for the three months ended December 31, 2009 and September 30, 2009, and for the twelve months ended December 31, 2009 and 2008, all of which items are typically excluded by securities analysts in their published estimates of the Partnership’s financial results:

	Three Months Ended		Twelve Months Ended
	December 31, 2009	September 30, 2009	December 31, 2009	December 31, 2008
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Net income (loss) — GAAP basis	51,362	(31,488)	132,599	(159,273)
Adjustments:
Net income (loss) attributable to non-controlling interests	24,659	(12,560)	57,490	10,863
Net income (loss) attributable to Dropdown Predecessor	—	(5,551)	11,378	(151,169)

Net income (loss) attributable to the partners	26,703	(13,377)	63,731	(18,967)
Add (subtract) specific items affecting net income:
Restructuring charges (1)	955	371	5,008	—
Foreign exchange (gains) losses (2)	(1,837)	3,414	5,178	(4,343)
Foreign currency exchange losses (gains) resulting from hedging ineffectiveness (3)	480	(2,630)	(5,319)	222
Deferred income tax (recovery) expense relating to unrealized foreign exchange gains and losses (4)	(470)	14,586	24,384	(28,223)
Unrealized (gains) losses on derivative instruments (5)	(27,894)	19,778	(91,224)	136,648
Other (6)	3,714	5,516	9,230	—
Non-controlling interests’ share of items above	13,091	(19,236)	26,600	(50,850)

Total adjustments	(11,961)	21,800	(26,143)	53,454

Adjusted net income attributable to the partners	14,742	8,423	37,588	34,487

(1)	Restructuring charges were incurred in connection with the re-flagging of certain of the Partnership’s vessels, which are expected to result in lower future crewing costs.

(2)
Foreign exchange (gains) losses primarily relate to the Partnership’s revaluation of all foreign currency-denominated monetary assets and liabilities based on the prevailing exchange rate at the end of each reporting period, excluding losses relating to the Dropdown Predecessor of $0.9 million for the three months ended September 30, 2009, and $1.0 million and $0.1 million, respectively, for the twelve months ended December 31, 2009 and 2008.

(3)
Foreign currency exchange gains (losses) resulting from hedging ineffectiveness includes the unrealized gains (losses) arising from hedge ineffectiveness from foreign exchange forward contracts that are or have been designated as hedges for accounting purposes. This excludes foreign currency exchange gains (losses) resulting from hedging ineffectiveness relating to the Dropdown Predecessor of $0.2 million for the three months ended September 30, 2009, and $0.6 million and ($0.3) million, respectively, for the twelve months ended December 31, 2009 and 2008.

(4)	Portion of deferred income tax (recovery) expense related to unrealized foreign exchange gains and losses.

(5)
Reflects the unrealized gain or loss due to changes in the mark-to-market value of derivative instruments that are not designated as hedges for accounting purposes, excluding unrealized gains (losses) relating to the Dropdown Predecessor of ($4.7) million for the three months ended September 30, 2009, and $13.1 million and ($34.4) million, respectively, for the twelve months ended December 31, 2009 and 2008.

(6)	Relates primarily to non-recurring adjustments to tax accruals and a cumulative adjustment to depreciation expense.
- more -

TEEKAY OFFSHORE PARTNERS L.P.
APPENDIX B —RECONCILIATION OF NON-GAAP FINANCIAL MEASURE
(in thousands of U.S. dollars)
Description of Non-GAAP Financial Measure — Distributable Cash Flow (DCF)
Distributable cash flow represents net income adjusted for depreciation and amortization expense, non-controlling interest, non-cash items, estimated maintenance capital expenditures, gains and losses on vessel sales, unrealized gains and losses from derivatives, non-cash income taxes, unrealized foreign exchange related items and income (loss) attributable to Dropdown Predecessor. Maintenance capital expenditures represent those capital expenditures required to maintain over the long-term the operating capacity of, or the revenue generated by, the Partnership’s capital assets. Distributable cash flow is a quantitative standard used in the publicly-traded partnership investment community to assist in evaluating a partnership’s ability to make quarterly cash distributions. Distributable cash flow is not defined by GAAP and should not be considered as an alternative to net income or any other indicator of the Partnership’s performance required by GAAP. The table below reconciles distributable cash flow to net income.

Three Months Ended
December 31, 2009
(unaudited)

Net income	51,362
Add:
Depreciation and amortization	44,984
Foreign exchange and other, net	315

Less:
Unrealized gains on non-designated derivative instruments	(27,894)
Income tax recovery	(14,482)
Estimated maintenance capital expenditures	(22,428)

Distributable Cash Flow before Non-Controlling Interest	31,857
Non-controlling interests’ share of DCF	(13,638)

Distributable Cash Flow	18,219

- more -

TEEKAY OFFSHORE PARTNERS L.P.
APPENDIX C —SUPPLEMENTAL SEGMENT INFORMATION
(in thousands of U.S. dollars)

	Three Months Ended December 31, 2009
	(unaudited)
	Shuttle	Conventional
	Tanker	Tanker
	Segment	Segment	FSO Segment	FPSO Segment	Total
Net voyage revenues (1)	109,197	26,461	16,121	26,996	178,775
Vessel operating expenses(2)	34,741	5,961	7,614	13,326	61,642
Time-charter hire expense	28,141	—	—	—	28,141
Depreciation and amortization	28,003	5,876	5,472	5,633	44,984
General and administrative(2)	11,542	1,555	743	2,036	15,876
Restructuring charges	681	274	—	—	955

Income from vessel operations	6,089	12,795	2,292	6,001	27,177

	Three Months Ended September 30, 2009
	(unaudited)
	Shuttle	Conventional
	Tanker	Tanker
	Segment	Segment	FSO Segment	FPSO Segment(3)	Total
Net voyage revenues (1)	110,313	24,799	14,509	25,525	175,146
Vessel operating expenses(2)	31,751	6,210	6,876	10,020	54,857
Time-charter hire expense	27,772	—	—	—	27,772
Depreciation and amortization	23,670	6,208	5,470	5,633	40,981
General and administrative(2)	11,173	1,124	892	631	13,820
Restructuring charges	371	—	—	—	371

Income from vessel operations	15,576	11,257	1,271	9,241	37,345

(1)
Net voyage revenues represents voyage revenues less voyage expenses, which comprise all expenses relating to certain voyages, including bunker fuel expenses, port fees, canal tolls and brokerage commissions. Net voyage revenues is a non-GAAP financial measure used by certain investors to measure the financial performance of shipping companies. Please see the Partnership’s web site at www.teekayoffshore.com for a reconciliation of this non-GAAP measure as used in this release to the most directly comparable GAAP financial measure.

(2)
Commencing in 2009 and applied retroactively, the gains and losses related to derivative instruments that are not designated as hedges for accounting purposes have been reclassified to a separate line item in the Consolidated Statements of Income (Loss) and are no longer included in the amounts above.

(3)
Income from operations for the Petrojarl Varg FPSO for the periods prior to its September 10, 2009 acquisition by the Partnership when it was owned and operated by Teekay Corporation, are required by GAAP to be included in our results for such prior periods.

- more -

FORWARD LOOKING STATEMENTS
This release contains forward-looking statements (as defined in Section 21E of the Securities Exchange Act of 1934, as amended) which reflect management’s current views with respect to certain future events and performance, including statements regarding: the Partnership’s future growth prospects; profitability of our shuttle tankers; the potential for Teekay to offer additional vessels to the Partnership, and the Partnership’s acquisitions of any such vessels; the potential for Teekay to offer to the Partnership additional limited partner interests in OPCO; the Partnership’s exposure to foreign currency fluctuations; and lower crewing expenses for re-flagged vessels. The following factors are among those that could cause actual results to differ materially from the forward-looking statements, which involve risks and uncertainties, and that should be considered in evaluating any such statement: vessel operations and production volumes of the Petrojarl Varg FPSO; failure of Teekay to offer to the Partnership additional vessels or ownership interests in OPCO; required approvals by the Conflicts Committee of Teekay Offshore’s general partner to acquire from Teekay vessels or ownership interests in OPCO; the Partnership’s ability to raise financing to purchase additional vessels and/or interests in OPCO; changes to the amount or proportion of revenues, expenses, or debt service costs denominated in foreign currencies; revenue generated by our shuttle tankers under contracts of affreightment; and other factors discussed in Teekay Offshore’s filings from time to time with the SEC, including its Report on Form 20-F for the fiscal year ended December 31, 2008. The Partnership expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Partnership’s expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.
- end -

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEEKAY OFFSHORE PARTNERS L.P.
	By:	Teekay Offshore GP L.L.C., its general partner

Date: March 5, 2010	By:	/s/ Peter Evensen
Peter Evensen
Chief Executive Officer and Chief Financial Officer (Principal Financial and Accounting Officer)